Wellspring Aerospace International, Inc.

3933 Clayton Road West,

Fort Worth, Texas, 76116

Telephone 817-480-9865

VIA EDGAR

May 5, 2017

Mail Stop: 3561

Mr. J. Nolan McWilliams

Attorney-Advisor

Office of Transportation and Leisure

United States Securities and Exchange Commission

Division of Corporate Finance

Washington, D.C. 20549

Re:	Wellspring Aerospace International, Inc.
Registration Statement on Form S-1
Filed December 6, 2016
File No. 333-214925

Dear Mr. McWilliams:

This letter responds to comments of the Staff (the "Staff") of the Securities and Exchange Commission (the "Commission") contained in the letter from the Staff dated April 24, 2017 (the "Comment Letter") regarding the above-referenced Registration Statement of the Registrant filed with the Commission on December 6, 2016 (“Registration Statement”). In conjunction with this letter, the Registrant is filing via EDGAR, for review by the Staff, Amendment No. 2 ("Amendment No. 2") to the Registration Statement.

The changes reflected in Amendment No. 2 include those made in response to the comments of the Staff in the Comment Letter and other changes that are intended to update, clarify and render the information complete.

Set forth below are the Company’s responses correspondingly numbered with the Staff's comments as set forth in the Comment Letter. Page references in the Company’s responses below correspond to the page numbers in Amendment No. 2.

Market and Industry Data, page 3

1.       We note your response to our prior comment 3 and re-issue. You state that you cannot provide any assurance regarding the accuracy or completeness of the information provided by third-party sources. You are responsible for all of the information you include in your registration statement. Please revise this statement accordingly.

Response No. 1: The Company has revised the Registration Statement pursuant to the above comment.

Please see page 2 of Amendment No. 2.

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Transactions with Related Persons, page 47

2.       . We note your response to our prior comment 13 and reissue in part. Please identify the related party that made the $17,500 loan to the company in January 2017.

Response No. 2: The Company has revised the Registration Statement pursuant to the above comment.

Please see page 47 of Amendment No. 2.

Management's Discussion and Analysis

Going Concern, page 37

3.        Please revise your disclosure to refer to the correct period of your audited financial statements. We note a similar disclosure on page 6 where you refer to you refer to your auditor’s report for the period ended March 31, 2017. Please advise accordingly.

Response No. 3: The Company has revised the Registration Statement pursuant to the above comment.

Please see pages 6 & 37 of Amendment No. 2.

Exhibit 23.1

4.       Please ensure the consent references the appropriate amendment to the S-1.

Response No. 4: The Company has included a current consent from our auditor, referencing the appropriate Amendment No. 2 to the S-1.

Please see Exhibit 23.1 of Amendment No. 2.

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours truly,

Wellspring Aerospace International, Inc.

Pre: /s/ Kevin Williams
Kevin Williams, President

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